Exhibit 99.12(c)

ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

June 8, 2026

MFS Investment Grade Municipal Trust

111 Huntington Avenue

Boston, Massachusetts 02199

MFS Municipal Income Trust

111 Huntington Avenue

Boston, Massachusetts 02199

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”), dated May 1, 2026, by and between (i) each of MFS Investment Grade Municipal Trust (the “Acquired Fund”), MFS High Income Municipal Trust and MFS High Yield Municipal Trust, each a Massachusetts business trust, and (ii) MFS Municipal Income Trust, a Massachusetts business trust (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”). The Agreement describes (among other transactions) a proposed transaction to occur as of the date of this letter, pursuant to which (i) the Acquiring Fund will acquire all of the assets of the Acquired Fund in exchange for common shares of beneficial interest in the Acquiring Fund (the “Common Merger Shares”) and Remarketable Variable Rate MuniFund Term Preferred Shares, Series 2051 (the “RVMTP Shares”), issued by the Acquiring Fund (the “RVMTP Merger Shares” and, together with the Common Merger Shares, the “Merger Shares”) (and cash in lieu of fractional Common Merger Shares, if any), (ii) the Acquiring Fund will assume all of the liabilities of the Acquired Fund, and (iii) the Acquired Fund will distribute the Common Merger Shares and RVMTP Merger Shares (and cash in lieu of fractional Common Merger Shares, if any) to its common shareholders and holders of RVMTP Shares issued by the Acquired Fund (the “Acquired Fund RVMTP Shares”), respectively, in complete liquidation of the Acquired Fund (together, the “Reorganization”). This opinion as to certain U.S. federal income tax consequences of the Reorganization is furnished to you pursuant to Section 6.3(o) of the Agreement.

Each of the Funds is registered under the Investment Company Act of 1940, as amended, as a closed-end management investment company. Each of the Funds has elected to be a regulated investment company for U.S. federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”). For purposes of this opinion, we have considered the materials listed in Appendix A and such other items as we have deemed necessary to render this opinion.

MFS Investment Grade Municipal Trust
MFS Municipal Income Trust	June 8, 2026

In addition, each of the Funds has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences, and information upon which such Fund has indicated that we may rely upon in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other document examined by us have acted, and will act, in accordance with the terms and conditions of such Agreement and document, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without waiver or modification of any such terms and conditions; (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete; and (iii) any representation made in any of the documents referred to herein “to the best of the knowledge” of any person or party is true without regard to such qualification.

In connection with the issuance of each of the Acquired Fund RVMTP Shares on July 20, 2021, and the RVMTP Merger Shares on the date hereof, we issued an opinion concluding that the Acquired Fund RVMTP Shares and the RVMTP Merger Shares, respectively, constitute equity in the issuing Fund for U.S. federal income tax purposes.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)	The Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1) of the Code, and each of the Funds will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)	Under Sections 361 and 357(a) of the Code, the Acquired Fund will not recognize gain or loss upon the transfer of its assets to the Acquiring Fund in the Reorganization in exchange solely for Merger Shares (and cash in lieu of fractional Common Merger Shares, if any) and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund, or upon the distribution of Merger Shares (and cash in lieu of fractional Common Merger Shares, if any) by the Acquired Fund to its shareholders in liquidation of the Acquired Fund, except for (A) any gain or loss recognized on (1) “section 1256 contracts” as defined in Section 1256(b) of the Code or (2) stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of the Acquired Fund, (2) upon the termination of a position, or (3) upon the transfer of an asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

MFS Investment Grade Municipal Trust
MFS Municipal Income Trust	June 8, 2026

(iii)	Under Section 354 of the Code, the Acquired Fund’s shareholders will not recognize any gain or loss upon the exchange of their Acquired Fund shares for Merger Shares in the Reorganization other than in respect of cash received in lieu of fractional Common Merger Shares, if any, under the terms described in the Agreement;

(iv)	Under Section 358 of the Code, the aggregate tax basis in the Merger Shares that the Acquired Fund’s shareholders receive in exchange for their shares of the Acquired Fund will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor;

(v)	Under Section 1223(1) of the Code, an Acquired Fund shareholder’s holding period in the Merger Shares received in the Reorganization will include such shareholder’s holding period in the Acquired Fund shares exchanged therefor, provided that the shareholder held the Acquired Fund shares as capital assets on the date of the exchange;

(vi)	Under Section 1032 of the Code, the Acquiring Fund will not recognize any gain or loss upon the receipt of the assets of the Acquired Fund solely in exchange for Merger Shares (and cash in lieu of fractional Common Merger Shares, if any) and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund;

(vii)	Under Section 362(b) of the Code, the Acquiring Fund’s tax basis in the assets of the Acquired Fund will be the same as the Acquired Fund’s tax basis immediately prior to the transfer, increased by any gain or decreased by any loss required to be recognized as described in (ii) above;

(viii)	Under Section 1223(2) of the Code, the holding period of each asset of the Acquired Fund in the hands of the Acquiring Fund, other than certain assets with respect to which gain or loss is required to be recognized as described in (ii) above, will include the period during which such asset was held, or treated for U.S. federal income tax purposes as held, by the Acquired Fund; and

(ix)	The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the Treasury Regulations thereunder.

We believe that (i) the Acquiring Fund will continue the Acquired Fund’s historic business within the meaning of Treasury Regulations Section 1.368-1(d), as a closed-end investment company that seeks high current income exempt from U.S. federal income tax, but may also consider capital appreciation, by investing at least 80% of its net assets in tax-exempt bonds, and therefore (ii) the continuity of business enterprise test required for qualification under Section 368(a) of the Code is met in the Reorganization.

MFS Investment Grade Municipal Trust
MFS Municipal Income Trust	June 8, 2026

You should recognize that our opinion is not binding on the Internal Revenue Service (the “IRS”). No ruling has been or will be obtained from the IRS as to the subject matter of this opinion, and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authorities, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinion expressed above. We undertake no obligation to update or supplement this opinion to reflect any such changes that may occur.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP

MFS Investment Grade Municipal Trust
MFS Municipal Income Trust	June 8, 2026

Appendix A

•	Agreement and Plan of Reorganization dated May 1, 2026

•	Joint Proxy Statement/Prospectus dated January 29, 2026

•	Each Fund’s Agreement and Declaration of Trust

•	Each Fund’s By-Laws

•	With respect to the RVMTP Shares, Series 2051, of the Acquired Fund:

o	RVMTP Purchase Agreement dated July 20, 2021, between the Acquiring Fund and JPMorgan Chase Bank, N.A. (“JPMorgan”)

o	RVMTP Purchase Agreement dated July 20, 2021, between the Acquired Fund and JPMorgan

o	Statement Establishing and Fixing the Rights and Preferences of Remarketable Variable Rate MuniFund Term Preferred Shares of the Acquired Fund, dated July 20, 2021

o	Confidential private offering memorandum dated July 20, 2021

o	Amended and Restated Statement Establishing and Fixing the Rights and Preferences of Remarketable Variable Rate MuniFund Term Preferred Shares, dated June 8, 2026, of the Acquiring Fund, and the Amended and Restated Appendix A thereto, dated June 8, 2026

o	RVMTP Exchange Agreement, dated as of June 8, 2026, by and between the Acquiring Fund, certain other funds, Acquired Fund and JPMorgan

o	Amended and Restated Registration Rights Agreement, dated June 8, 2026, between the Acquiring Fund and JPMorgan